UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.1)


                      Metromedia International Group, Inc.
                   -----------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    591689104
                                 --------------
                                 (CUSIP Number)

                              Martin D. Sklar, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                              Tel: (212) 986-6000
                                -----------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 18 , 2006
                               ------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

                                  SCHEDULE 13D
CUSIP No   591689104

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Esopus Creek Value LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      2,530,000
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            2,530,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,530,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7%

14    TYPE OF REPORTING PERSON

            PN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Esopus Creek Advisors LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      2,530,000
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            2,530,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,530,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7%

14    TYPE OF REPORTING PERSON

            OO

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Andrew L. Sole

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      2,530,000
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            2,530,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,530,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7%

14    TYPE OF REPORTING PERSON

            IN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Joseph S. Criscione

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      2,530,000
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            2,530,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,530,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7%

14    TYPE OF REPORTING PERSON

            IN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Cadence Investment Management, LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      2,363,442
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            2,363,442

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,363,442

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.5%

14    TYPE OF REPORTING PERSON

            IA

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Cadence Master, Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      551,031
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            551,031

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            551,031

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.6%

14    TYPE OF REPORTING PERSON

            IA

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Philip R. Broenniman

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER          7       SOLE VOTING POWER
OF                          155,000
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      2,363,442
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   155,000
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            2,363,442

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,515,442

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7%

14    TYPE OF REPORTING PERSON

            IN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Mellon HBV Alternative Strategies LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      7,907,610
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            7,907,610

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,907,610

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.4%

14    TYPE OF REPORTING PERSON

            IA

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Mellon HBV Company, Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      7,907,610
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            7,907,610

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,907,610

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.4%

14    TYPE OF REPORTING PERSON

            CO

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            D.E. Shaw Laminar Portfolios, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      6,813,000
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            6,813,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,813,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%

14    TYPE OF REPORTING PERSON

            OO

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            D.E. Shaw & Co., L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      6,813,000
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            6,813,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,813,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%

14    TYPE OF REPORTING PERSON

            IA, PN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            D.E. Shaw & Co., L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      6,813,000
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            6,813,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,813,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%

14    TYPE OF REPORTING PERSON

            OO

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            David  E. Shaw

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      6,813,000
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            6,813,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,813,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%

14    TYPE OF REPORTING PERSON

            IN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Black Horse Capital LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      3,825,344
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            3,825,344

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,825,344

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1%

14    TYPE OF REPORTING PERSON

            PN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Black Horse Capital (QP) LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      1,135,010
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            1,135,010

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,135,010

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.2%

14    TYPE OF REPORTING PERSON

            PN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Black Horse Capital Offshore Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      877,550
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            877,550

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            877,550

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.9%

14    TYPE OF REPORTING PERSON

            CO

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Black Horse Capital Management LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      4,960,354
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            4,960,354

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,960,354

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.2%

14    TYPE OF REPORTING PERSON

            OO

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Black Horse Capital Advisors LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      877,550
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            877,550

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            877,550

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.9%

14    TYPE OF REPORTING PERSON

            OO

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Dale Chappell

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      5,837,904
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            5,837,904

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,837,904

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%

14    TYPE OF REPORTING PERSON

            IN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Brian Sheehy

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF, PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER          7       SOLE VOTING POWER
OF                          61,397
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      5,827,245
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   61,397
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            5,827,245

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,899,301

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%

14    TYPE OF REPORTING PERSON

            IN

     This Schedule 13D shall amend and restate the Schedule 13D filed by the Reporting Persons (as defined below) other than the Black Horse Reporting Persons (as defined below) on October 10, 2006, and be deemed an amendment to the Schedule 13D filed by the Black Horse Reporting Persons on October 3, 2006.

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Metromedia International Group, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 8000 Tower Point Drive, Charlotte, North Carolina 28227.

Item 2.  Identity and Background

         (a). NAME

The names of the persons filing this statement on Schedule 13D are:

         (i) The "Esopus Reporting Persons:"

             -  Esopus Creek Value LP ("Esopus Fund")
             -  Esopus Creek Advisors LLC ("Esopus Advisors")
             -  Andew L. Sole ("Mr. Sole")
             -  Joseph S. Criscione ("Mr. Criscione")

        (ii) The "Black Horse Reporting Persons:"

             - Black Horse Capital LP ("BH Domestic  Fund"),
             - Black Horse Capital (QP) LP ("BH QP Fund"),
             - Black  Horse  Capital  Offshore  Ltd.  ("BH Offshore   Fund"),
             - Black  Horse  Capital   Management   LLC  ("BH Management"),
             - Black Horse Capital Advisors LLC ("BH  Advisors"),
             - Dale Chappell ("Mr. Chappell") and
             - Brian Sheehy ("Mr. Sheehy").

       (iii) The "Mellon HBV Reporting Persons:"

             -  Mellon HBV Alternative Strategies LLC ("Mellon Adviser")
             -  Mellon HBV Company, Ltd. ("Mellon Limited")

     This Schedule 13D is also being filed by the Mellon HBV Reporting Persons on behalf of Mellon HBV Master Multi-Strategy Fund L.P., Mellon HBV Master Leveraged Multi-Strategy Fund L.P. and Mellon HBV Master U.S. Event Driven Fund L.P. (the three funds identified in this sentence shall collectively be referred to as the "Mellon Funds"). The directors and executive officers of Mellon Adviser and Mellon Limited are set forth on Appendix III attached hereto.

        (iv) The "D.E. Shaw Reporting Persons:"

             -  D. E. Shaw Laminar Portfolios, L.L.C. ("Laminar")
             -  D. E. Shaw & Co., L.P. ("DESCO LP")
             -  D. E. Shaw & Co., L.L.C. ("DESCO LLC")
             -  David E. Shaw

     The Esopus Reporting Persons, the Black Horse Reporting Persons, the Mellon HBV Reporting Persons and the D. E. Shaw Reporting Persons shall collectively be referred to as the "Reporting Persons." Cadence Investment Management, LLC, Cadence Master, Ltd. and Philip R. Broenniman (collectively, "Cadence") shall no longer be deemed Reporting Persons as they are no longer "acting in consent" with the other Reporting Persons. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

         (b). RESIDENCE OR BUSINESS ADDRESS

     (i) The principal business address for each of the Esopus Reporting Persons is 500 Fifth Avenue, Suite 2620, New York, New York 10110.

     (ii) The principal business address for each of BH Domestic Fund, BH QP Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy is 45 Rockefeller Plaza, 20th Floor, New York, New York 10111. The principal business address of BH Offshore Fund is c/o M&C Corporate Services Limited, addressStreetP.O. Box 309GT, Ugland House, addressStreetSouth Church Street, CityGeorge Town, placeGrand Cayman, placeCayman Islands.

     (iii) The principal business address of each of the MHBV Reporting Persons is c/o Mellon HBV Alternative Strategies LLC, 200 Park Avenue, 54th floor, New York, New York 10166.

     (iv) The principal address and principal office, as applicable, for each of the D. E. Shaw Reporting Persons is 120 West Forty-Fifth Street, Floor 39, Tower 45, New York, New York 10036.

         (c). PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

     (i) Esopus Fund is a private investment fund that invests on behalf of institutions and high net worth individuals. The principal business of Esopus Advisors is to serve as the general partner of Esopus Fund. The principal business of each of Mr. Sole and Mr. Criscione is to serve as a managing member of Esopus Advisors and as portfolio managers to the Esopus Fund and other affiliated entities.

     (ii) The principal business of each of BH Domestic Fund, BH QP Fund and BH Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account. The principal business of BH Advisors is providing investment management services. The principal business of BH Management is serving as the managing general partner of BH Domestic Fund and BH QP Fund. The principal occupation of Mr. Chappell and Mr. Sheehy is serving as the managing members of BH Advisors and BH Management. The Directors and Executive Officers of the BH Offshore Fund are set forth on Appendix III attached hereto which is incorporated herein by reference.

     (iii) Mellon Adviser is a registered investment adviser under the Investment Advisers Act of 1940. Mellon Limited is a wholly owned direct subsidiary of Mellon Adviser. Each Mellon Fund is a limited partnership which is exempt from registration as an investment company under the Investment Company Act of 1940. Mellon Limited is the general partner of each Mellon Fund. Voting and dispositive power over the securities reported herein as beneficially owned is exercised by Mellon Adviser as investment adviser to the Mellon Funds. The Directors and Executive Officers of Mellon Advisers and Mellon Limited are set forth on Appendix III attached hereto which is incorporated herein by reference.

     (iv) The principal business of Laminar is that of a limited liability company focusing primarily on credit-opportunities-related investment strategies. Laminar does not have any executive officers or directors. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Laminar. The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Laminar. D. E. Shaw & Co., Inc., a Delaware corporation ("DESCO Inc."), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation ("DESCO II, Inc."), is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

         (d), (e).  CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

         (f). CITIZENSHIP

     (i) Esopus Fund is a Delaware limited Partnership. Esopus Advisors is a Delaware limited liability company. Each of Mr. Sole and Mr. Criscione is a citizen of the United States.

     (ii) Each of BH Domestic Fund and BH QP Fund are placeStateDelaware limited partnerships. Each of BH Management and BH Advisors is a placeStateDelaware limited liability company. BH Offshore Fund is a placeCayman Islands exempted company. Messrs. Chappell and Sheehy are placecountry-regionUnited States citizens.

     (iii) Mellon Adviser is a Delaware limited liability company. Mellon Limited is a Cayman Islands company.

     (iv) Laminar is a Delaware limited liability company. DESCO LP is a Delaware limited partnership. DESCO LLC is a Delaware limited liability company. David E. Shaw is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

     (a) Esopus Fund allocated approximately $3,747,711 to acquire its shares of Common Stock. The funds used to purchase the shares of Common Stock were obtained from a combination of the general working capital of the Esopus Fund and margin account borrowings made in the ordinary course of business, although Esopus Fund cannot determine whether any funds allocated to purchase the Issuer's Common Stock were obtained from any margin account borrowings.

     (b) The total amount of funds allocated by the Black Horse Reporting Persons to acquire the shares of Common Stock owned by them was $13,892,721. Each of BH Domestic Fund, BH QP Fund and BH Offshore Fund used its own assets to purchase such shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts. Mr. Sheehy used his personal funds to acquire the securities he owns directly.

     (c) The Mellon HBV Reporting Persons used funds from the working capital for purposes of effecting the transactions reported herein. The aggregate purchase price paid by the Mellon HBV Reporting Persons for their shares of Common Stock was approximately $8,987,159.

     (d) In acquiring its shares of Common Stock, Laminar expended approximately $6,614,243 (excluding commissions) of its working capital.


Item 4.  Purpose of Transaction

     By Letter to the Issuer dated October 5, 2006, Esopus Fund nominated the following persons for election to the Issuer's Board of Directors at the annual meeting of the Issuer's shareholders scheduled to be held on December 15, 2006 (the "2006 Annual Meeting"): (1) Andrew L. Sole, Esq., (2) Philip R. Broenniman,
(3) William F. "Mickey" Harley III, (4) Jerry Marcus and (5) Goara Gabriella Volshteyn (the "Nominees").

     By Letter to the Issuer dated October 6, 2006, Esopus proposed two shareholder resolutions (the "Proposals"), one amending the by-laws to require a majority shareholder vote with respect to certain merger and asset sales, and the second resolution to specifically require a majority shareholder vote with respect to the proposed sale transaction (the "Proposed Transaction") involving Istithmar PJSC, Salford Georgia and Emergent Telecom Ventures Limited described in the Corporation's Form 8-K filed with the Securities and Exchange Commission on October 2, 2006. The Reporting Persons oppose the Proposed Transaction as currently formulated.

     Each of the Reporting Persons acquired the Common Stock beneficially owned by each in the ordinary course of its, his or her, as applicable, securities trading activities. On October 5, 2006, the Esopus Reporting Persons, Cadence, the Mellon Reporting Persons and the D. E. Shaw Reporting Persons entered into a verbal, non-binding agreement to support the election of the Nominees and the adoption of the Proposals at the 2006 Annual Meeting, and they agreed to share the related costs. On October 18, 2006, the Black Horse Reporting Persons agreed to cooperate with the above Reporting Persons and became a party to the verbal, non-binding agreement described above. On October 18, 2006, Cadence ceased to be a party to such agreement and shall no longer report on this Schedule 13D after the filing hereof. The withdrawal of Cadence does not impact the above nominations.

     The Reporting Persons currently intend to engage in a proxy solicitation in support of the election of the Nominees and the adoption of the Proposals, but reserve the right not to do so. The Reporting Persons also reserve the right to continue to acquire and/or dispose of securities of the Issuer, to commence litigation against the Issuer, its directors and/or its officers, to recommend to management alternatives to the Proposed Transaction, and to take any other appropriate actions in furtherance of the election of the Nominees, the adoption of the Proposals, and the opposition of the Reporting Persons to the Proposed Transaction.

     On October 18, 2006, the Esopus Fund brought an action against the Issuer in Delaware Chancery Court to enjoin the Proposed Transaction based upon its belief that the Issuer's intention to commit or consummate the Proposed
Transaction prior to the 2006 Annual Meeting violates the Delaware Chancery Court's stipulated order to conduct an annul meeting for the election of directors on December 15, 2006.

     On October 19, 2006, the Esopus Fund and the Black Horse Funds brought a separate action in the Delaware Chancery Court against the Issuer and the Issuer's Board of Directors (excluding William F. Harley III, who joined the Board of Directors following the announcement of the Proposed Transaction) also seeking to enjoin the Proposed Transaction based upon alleged breaches of fiduciary duties of care and loyalty and violation of Section 271 of the Delaware General Corporation Law requiring a shareholder vote for such an asset sale.

     The Issuer has expanded the size of its Board of Directors by one member and appointed William F. Harley III, one of the Nominees, to the Board of Directors as a Class I Director of the Issuer with a term expiring at the 2006 Annual Meeting.

Item 5.  Interest in Securities of the Issuer

     (a). (i) The Esopus Reporting Persons beneficially own 2,530,000 shares of Common Stock, representing 2.7% of the outstanding shares of Common Stock.

          (ii) The Black Horse Reporting Persons beneficially own 5,899,301 shares of Common Stock representing 6.2% of the outstanding shares of Common Stock.

     BH Domestic Fund, BH QP Fund, BH Offshore Fund (collectively, the "Black Horse Funds") and Mr. Sheehy owned directly 3,422,514, 1,015,989, 783,078 and 58,600 shares of Common Stock, respectively, and 120,970 , 35,742, 28,370 and 840 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of the Issuer, respectively, representing (on an as converted to Common Stock basis*) approximately 4.1%, 1.2%, 0.9% and less than 0.1% of the shares of Common Stock outstanding. BH Advisors, in its capacity as investment advisor to the BH Offshore Fund and as a result of certain relationships among the Black Horse Funds and their affiliates, may be deemed to be the beneficial owner of the 5,899,301 shares of Common Stock held directly by the Black Horse Funds and Mr. Sheehy, constituting 6.2% of the shares of Common Stock outstanding. BH Management, in its capacity as the general partner of the BH Domestic Fund and the BH QP Fund and as a result of certain relationships among the Black Horse Funds and their affiliates, may be deemed to be the beneficial owner of 5,899,301 shares of Common Stock held directly by the Black Horse Funds and Mr. Sheehy, constituting 6.2% of the shares of Common Stock outstanding.

     Messrs. Chappell and Sheehy, in their capacity as managing members of BH Advisors and BH Management and directors of the BH Offshore Fund and as a result of certain relationships among the Black Horse Funds and their affiliates, may be deemed to be the beneficial owners of the 5,899,301 shares of Common Stock held directly by the Funds and Mr. Sheehy, constituting 6.2% of the shares of Common Stock outstanding.

          (iii) The Mellon HBV Reporting Persons beneficially owns 7,907,610 shares of Common Stock, representing 8.4% of the outstanding shares of Common Stock.

          (iv) The D.E. Shaw Reporting Persons beneficially own 6,813,000 shares of Common Stock, representing 7.2% of the outstanding shares of Common Stock.

     The Reporting Persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). As such, the group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock beneficially owned by the other Reporting Persons. Collectively, the Reporting Persons beneficially own 23,149,911, representing 24.5% of all the issued and outstanding shares of Common Stock.

     (b). (i) Mr. Sheehy who has the sole power to vote or direct the vote or to dispose or direct the disposition of the 58,600 shares of Common Stock and the 840 shares of Preferred Stock that he owns directly. The Black Horse Reporting Persons have the shared power to vote or direct the vote or to dispose or direct the disposition of the remaining 5,221,581 shares of Common Stock and 185,082 shares of Preferred Stock owned by the Black Horse Funds.

          (ii) Mellon Adviser has the sole power to vote or direct the vote or to dispose or direct the disposition of the 7,907,610 share of Common Stock that is owned by the Mellon HBV Reporting Persons.

          (iii) The Esopus Reporting Persons share the power to vote and to direct the vote and the power to dispose and to direct the disposition of the 2,530,000 shares of Common Stock held by Esopus Fund.

          (iv) The D.E. Shaw Reporting Persons share the power to vote and to direct the vote and the power to dispose and to direct the disposition of the 6,813,000 shares of Common Stock beneficially owned by the D.E. Shaw Reporting Persons.

     DESCO LP, as Laminar's investment adviser, and DESCO LLC, as Laminar's managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 6,813,000 shares of Common Stock beneficially owned by the D. E. Shaw Reporting Persons. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 6,813,000 shares of Common Stock beneficially owned by the D. E. Shaw Reporting Persons. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition
of) the 6,813,000 shares of Common Stock beneficially owned by the D. E. Shaw Reporting Persons. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock of the Issuer directly and each such entity disclaims beneficial ownership of the 6,813,000 shares of Common Stock beneficially owned by the D. E. Shaw Reporting Persons. In addition, DESCO LP, DESCO LLC, DESCO, Inc., and DESCO II, Inc. each disclaims beneficial ownership of the 23,149,911 shares of Common Stock beneficially owned by the Reporting Persons.

     David E. Shaw does not own any shares of Common Stock directly. By virtue of David E. Shaw's position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw's position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 6,813,000 shares of Common Stock owned by the D. E. Shaw Reporting Persons and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of the 6,813,000 shares of Common Stock beneficially owned by the D. E. Shaw Reporting Persons. In addition, David E. Shaw disclaims beneficial ownership of the 23,149,911 shares of Common Stock beneficially owned by the Reporting Persons.

     Notwithstanding items (b)(i) to (b)(iv) of this Item 5, the Reporting Persons have agreed verbally on a non-binding basis to support the Nominees and the Proposals.

     (c). A list of the transactions in the Issuer's Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I.

     (d). No person other than the Reporting Persons and the investment funds and accounts under their management is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e). On October 18, 2006, Cadence ceased to be a member of the group of Reporting Persons and no longer reports on this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 regarding the verbal, non-binding agreement of the Reporting Persons.

Each of the Black Horse Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the shares of Common Stock. These arrangements do not and will not give the Black Horse Reporting Persons voting or investment control over such shares to which these transactions relate and, accordingly, the Black Horse Reporting Persons disclaim beneficial ownership of any such Shares.

Item 7.  Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer's Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement.

Appendix III: Executive Officers and Directors of Mellon Advisers, Mellon Fund and BH Offshore Fund.

Appendix IV: Powers of Attorney

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2006

                                ESOPUS CREEK VALUE LP
                                By: Esopus Creek Advisors LLC,
                                     as General Partner


                                       By: /s/ Andrew L. Sole
                                           --------------------------------
                                           Andrew L. Sole, Managing Member


                                ESOPUS CREEK ADVISORS LLC

                                By: /s/ Andrew L. Sole
                                    --------------------------------
                                    Andrew L. Sole, Managing Member


                                /s/ Andrew L. Sole
                                --------------------------------
                                Andrew L. Sole


                                /s/ Joseph S. Criscione
                                --------------------------------
                                Joseph S. Criscione


                                CADENCE INVESTMENT MANAGEMENT, LLC


                                By: /s/ Philip R. Broenniman
                                    -------------------------------------
                                    Philip R. Broenniman, Managing Member


                                CADENCE MASTER, LTD.


                                By: /s/ Philip R. Broenniman
                                    -------------------------------------
                                    Philip R. Broenniman, Director


                                /s/ Philip R. Broenniman
                                -----------------------------------------
                                Philip R. Broenniman

                                MELLON HBV ALTERNATIVE STRATEGIES LLC


                                By: /s/ Michael Hawthorne
                                    -------------------------------------
                                    Michael Hawthorne, Managing Director


                                MELLON HBV COMPANY, LTD.


                                By: /s/ Michael Hawthorne
                                    -------------------------------------
                                    Michael Hawthorne, Managing Director


                                D.E. SHAW LAMINAR PORTFOLIOS, L.L.C.
                                BY: D.E. SHAW & CO., L.L.C.,
                                        as managing member

                                    By:/s/ Julius Gaudio
                                       ----------------------------------
                                        Name:  Julius Gaudio
                                        Title:  Managing Director


                                D.E. SHAW & CO., L.P.


                                By: /s/ Julius Gaudio
                                    ----------------------------------
                                     Name:  Julius Gaudio
                                     Title:  Managing Director


                                D.E. SHAW & CO., L.L.C.


                                By: /s/ Julius Gaudio
                                    ----------------------------------
                                     Name:  Julius Gaudio
                                     Title:  Managing Director

                                DAVID E. SHAW


                                By: /s/ Julius Gaudio
                                    ----------------------------------
                                     Name:  Julius Gaudio
                                     Title:  Attorney-in-Fact for David E. Shaw

                                BLACK HORSE CAPITAL LP
                                By: Black Horse Capital Management LLC,
                                        As General Partner

                                    By: /s/ Dale Chappell
                                       ----------------------------------
                                            Dale Chappell, Managing Member


                                BLACK HORSE CAPITAL (QP) LP
                                By: Black Horse Capital Management LLC,
                                        As General Partner

                                    By: /s/ Dale Chappell
                                       ----------------------------------
                                            Dale Chappell, Managing Member


                                BLACK HORSE CAPITAL OFFSHORE LTD.


                                By: /s/ Dale Chappell
                                    ----------------------------------
                                        Dale Chappell, Director

                                BLACK HORSE CAPITAL MANAGEMENT LLC


                                By: /s/ Dale Chappell
                                    ----------------------------------
                                        Dale Chappell, Managing Member


                                BLACK HORSE CAPITAL ADVISORS LLC


                                By: /s/ Dale Chappell
                                    ----------------------------------
                                        Dale Chappell, Managing Member


                                /s/ Dale Chappell
                                -----------------
                                    Dale Chappell


                                /s/ Brian Sheehy
                                -----------------
                                    Brian Sheehy

                                   APPENDIX I
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

    Transactions Effected by Esopus Creek Value LP

        Date of         Amount of       Price per share    Where and how the
        transaction     securities      or unit            transaction
                        Bought/(Sold)   (excluding         was effected
                                         commissions)
        --------------------------------------------------------------------
        10/02/2006      790,000         $1.5893            U.S. OTC Market
        10/03/2006      590,000         $1.5946            U.S. OTC Market


    Transactions Effected by Mellon HBV Alternative Services LLC

       Date of         Amount of       Price per share    Where and how the
       transaction     securities      or unit            transaction
                       Bought/(Sold)   (excluding         was effected
                                        commissions)
       --------------------------------------------------------------------
        10/02/2006       (12,500)        $1.5840        U.S. OTC Market
        10/02/2006       (31,300)        $1.5415        U.S. OTC Market
        10/03/2006       (40,000)        $1.6428        U.S. OTC Market
        10/03/2006      (145,811)        $1.6683        U.S. OTC Market


    Transactions Effected by D. E. Shaw Laminar Portfolios, L.L.C.

       Date of         Amount of       Price per share    Where and how the
       transaction     securities      or unit            transaction
                       Bought/(Sold)   (excluding         was effected
                                        commissions)
       --------------------------------------------------------------------
        10/03/2006       159,000        $1.556289       U.S. OTC Market

    Transactions of Common Stock Effected by Black Horse Capital LP

       Date of         Amount of       Price per share    Where and how
       transaction     securities      or unit            the transaction
                       Bought/(Sold)   (excluding         was effected
                                        commissions)
       --------------------------------------------------------------------
        08/22/2006         6,884        $1.580                 *
        08/23/2006         6,825         1.593                 *
        08/25/2006         1,626         1.600                 *
        10/02/2006         1,951         1.41                  *


    Transactions of Preferred Stock Effected by Black Horse Capital LP

       Date of         Amount of       Price per share    Where and how
       transaction     securities      or unit            the transaction
                       Bought/(Sold)   (excluding         was effected
                                        commissions)
       --------------------------------------------------------------------
        08/10/2006           651        $41.00                 *
        08/15/2006           651         41.00                 *
        08/16/2006           651         41.00                 *
        08/22/2006         4,031         41.00                 *
        10/02/2006         1,496         61.00                 *


    Transactions of Common Stock Effected by Black Horse Capital (QP) LP

       Date of         Amount of       Price per share    Where and how
       transaction     securities      or unit            the transaction
                       Bought/(Sold)   (excluding         was effected
                                        commissions)
       --------------------------------------------------------------------
        08/22/2006         2,057        $1.580                 *
        08/23/2006         2,040         1.593                 *
        08/25/2006           485         1.600                 *
        10/02/2006           582         1.410                 *


     Transactions of Preferred Stock Effected by Black Horse Capital (QP) LP

       Date of         Amount of       Price per share    Where and how
       transaction     securities      or unit            the transaction
                       Bought/(Sold)   (excluding         was effected
                                        commissions)
       --------------------------------------------------------------------
        08/10/2006           194        $41.00                 *
        08/15/2006           194         41.00                 *
        08/16/2006           194         41.00                 *
        08/22/2006         1,204         41.00                 *
        10/02/2006           446         61.00                 *


     Transactions of Common Stock Effected by Black Horse Capital Offshore Ltd.


       Date of         Amount of       Price per share    Where and how
       transaction     securities      or unit            the transaction
                       Bought/(Sold)   (excluding         was effected
                                        commissions)
       --------------------------------------------------------------------
        08/22/2006         1,649        $1.580                 *
        08/23/2006         1,635         1.593                 *
        08/25/2006           389         1.600                 *
        10/02/2006           467         1.410                 *


     Transactions of Preferred Stock Effected by Black Horse Capital Offshore
     Ltd.

       Date of         Amount of       Price per share    Where and how
       transaction     securities      or unit            the transaction
                       Bought/(Sold)   (excluding         was effected
                                        commissions)
       --------------------------------------------------------------------
        08/10/2006           155        $41.00                 *
        08/15/2006           155         41.00                 *
        08/16/2006           155         41.00                 *
        08/22/2006           965         41.00                 *
        10/02/2006           358         61.00                 *

* All purchases/sales were effected through open market or privately negotiated transactions.

                                  APPENDIX II
                             JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Metromedia International Group, Inc. dated as of October 20, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: October 20, 2006

                                ESOPUS CREEK VALUE LP
                                By: Esopus Creek Advisors LLC,
                                     as General Partner


                                       By: /s/ Andrew L. Sole
                                           --------------------------------
                                           Andrew L. Sole, Managing Member


                                ESOPUS CREEK ADVISORS LLC

                                By: /s/ Andrew L. Sole
                                    --------------------------------
                                    Andrew L. Sole, Managing Member


                                /s/ Andrew L. Sole
                                --------------------------------
                                Andrew L. Sole


                                /s/ Joseph S. Criscione
                                --------------------------------
                                Joseph S. Criscione


                                MELLON HBV ALTERNATIVE STRATEGIES LLC


                                By: /s/ Michael Hawthorne
                                    -------------------------------------
                                    Michael Hawthorne, Managing Director


                                MELLON HBV COMPANY, LTD.


                                By: /s/ Michael Hawthorne
                                    -------------------------------------
                                    Michael Hawthorne, Managing Director


                                D.E. SHAW LAMINAR PORTFOLIOS, L.L.C.
                                BY: D.E. SHAW & CO., L.L.C.,
                                        as managing member

                                    By:/s/ Julius Gaudio
                                       ----------------------------------
                                        Name:  Julius Gaudio
                                        Title:  Managing Director

                                D.E. SHAW & CO., L.P.


                                By: /s/ Julius Gaudio
                                    ----------------------------------
                                     Name:  Julius Gaudio
                                     Title:  Managing Director


                                D.E. SHAW & CO., L.L.C.


                                By: /s/ Julius Gaudio
                                    ----------------------------------
                                     Name:  Julius Gaudio
                                     Title:  Managing Director

                                DAVID E. SHAW


                                By: /s/ Julius Gaudio
                                    ----------------------------------
                                     Name:  Julius Gaudio
                                     Title:  Attorney-in-Fact for David E. Shaw


                                BLACK HORSE CAPITAL LP
                                By: Black Horse Capital Management LLC,
                                        As General Partner

                                    By: /s/ Dale Chappell
                                       ----------------------------------
                                            Dale Chappell, Managing Member


                                BLACK HORSE CAPITAL (QP) LP
                                By: Black Horse Capital Management LLC,
                                        As General Partner

                                    By: /s/ Dale Chappell
                                       ----------------------------------
                                            Dale Chappell, Managing Member

                                BLACK HORSE CAPITAL OFFSHORE LTD.


                                By: /s/ Dale Chappell
                                    ----------------------------------
                                        Dale Chappell, Director

                                BLACK HORSE CAPITAL MANAGEMENT LLC


                                By: /s/ Dale Chappell
                                    ----------------------------------
                                        Dale Chappell, Managing Member


                                BLACK HORSE CAPITAL ADVISORS LLC


                                By: /s/ Dale Chappell
                                    ----------------------------------
                                        Dale Chappell, Managing Member


                                /s/ Dale Chappell
                                -----------------
                                    Dale Chappell


                                /s/ Brian Sheehy
                                -----------------
                                    Brian Sheehy

                                  APPENDIX III

                     Mellon HBV Alternative Strategies LLC


     The following table sets forth the name, title, principal occupation and citizenship of each of the executive officers of Mellon HBV Alternative Strategies LLC. In each case, the principal occupation is represented by the person's title.

                               Executive Officers

        Name            Title                                   Citizenship
-----------------------------------------------------------------------------
William F. Harley III   President, Chief Executive              United States
                        Officer and Chief Investment Officer

Patrick Brennan         Chief Administrative Officer            United States

William Yip             Chief Financial Officer,                United States
                        Treasurer and Secretary

Douglas Squasoni        Assistant Secretary                     United States

Janice Hayles           Chief Compliance Officer                United States


                                   Directors

     The following table sets forth the name, mailing address (business or residence), present principal occupation or employment and citizenship of each of the directors of HBV Alternative Strategies LLC.

Name            Principal Occupation          Address         Citizenship
-----------------------------------------------------------------------------
Philip Maisano  Chairman of the Mellon HBV    c/o Mellon HBV    United States
                Alternative Strategies LLC    Alternative
                Board of Directors and head   Strategies LLC
                of Alternative Investments    200 Park Avenue,
                for Mellon Asset Management   54th floor
                                              New York, New York
                                              10166

William F.      President, Chief Executive    c/o Mellon HBV    United States
Harley III      Officer and Chief Investment  Alternative
                Officer of Mellon HBV Alter-  Strategies LLC
                native Strategies LLC and     200 Park Avenue,
                HBV Company, Ltd.             54th floor
                                              New York, New York
                                              10166

Name            Principal Occupation          Address         Citizenship
-----------------------------------------------------------------------------
Patrick Brennan Chief Administrative Officer  c/o Mellon HBV    United States
                of Mellon HBV Alternative     Alternative
                Strategies LLC and            Strategies LLC
                HBV Company, Ltd.             200 Park Avenue,
                                              54th floor
                                              New York, New York
                                              10166

Scott           Chief Operating Officer       c/o Mellon HBV    United States
Wennerholm      of Mellon Asset Management    Alternative
                                              Strategies LLC
                                              200 Park Avenue,
                                              54th floor
                                              New York, New York
                                              10166

John Nagorniak  Retired.                      c/o Mellon HBV    United States
                                              Alternative
                                              Strategies LLC
                                              200 Park Avenue,
                                              54th floor
                                              New York, New York
                                              10166

                            Mellon HBV Company, Ltd.

     The following table sets forth the name, title, principal occupation and citizenship of each of the executive officers of Mellon HBV Company, Ltd. In each case, the principal occupation is represented by the person's title.

                               Executive Officers
        Name            Title                                   Citizenship
-----------------------------------------------------------------------------
William F. Harley III   President, Chief Executive              United States
                        Officer and Chief Investment Officer

Patrick Brennan         Chief Administrative Officer            United States

William Yip             Chief Financial Officer,                United States
                        Treasurer and Secretary

Douglas Squasoni        Assistant Secretary                     United States


                                   Directors

     The following table sets forth the name, mailing address (business or residence), present principal occupation or employment and citizenship of each of the directors of Mellon HBV Company, Ltd.

Name            Principal Occupation          Address         Citizenship
-----------------------------------------------------------------------------
Philip Maisano  Chairman of the Mellon HBV    c/o Mellon HBV    United States
                Alternative Strategies LLC    Alternative
                Board of Directors and head   Strategies LLC
                of Alternative Investments    200 Park Avenue,
                for Mellon Asset Management   54th floor
                                              New York, New York
                                              10166

William F.      President, Chief Executive    c/o Mellon HBV    United States
Harley III      Officer and Chief Investment  Alternative
                Officer of Mellon HBV Alter-  Strategies LLC
                native Strategies LLC and     200 Park Avenue,
                HBV Company, Ltd.             54th floor
                                              New York, New York
                                              10166

Patrick Brennan Chief Administrative Officer  c/o Mellon HBV    United States
                of Mellon HBV Alternative     Alternative
                Strategies LLC and            Strategies LLC
                HBV Company, Ltd.             200 Park Avenue,
                                              54th floor
                                              New York, New York
                                              10166


Scott           Chief Operating Officer       c/o Mellon HBV    United States
Wennerholm      of Mellon Asset Management    Alternative
                                              Strategies LLC
                                              200 Park Avenue,
                                              54th floor
                                              New York, New York
                                              10166

John Nagorniak  Retired.                      c/o Mellon HBV    United States
                                              Alternative
                                              Strategies LLC
                                              200 Park Avenue,
                                              54th floor
                                              New York, New York
                                              10166

      DIRECTORS AND EXECUTIVE OFFICERS OF BLACK HORSE CAPITAL OFFSHORE LTD.

1.       Jim Matheson (Director)
         Flagship Ventures
         One Memorial Drive, 7th Floor
         Cambridge, Massachusetts 02142

         Jim Matheson is a General Partner with Flagship Ventures in Cambridge, Massachusetts. Flagship Ventures is a leading early-stage venture capital firm with over $800M in capital under management.

2.       Dale Chappell (Director - See Item 2)

3.       Brian Sheehy (Director - See Item 2)

The BH Offshore Fund has no executive officers.

                                  APPENDIX IV

                               POWER OF ATTORNEY
                              FOR CERTAIN FILINGS
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


I, David E. Shaw, hereby make, constitute and appoint each of:


        Anne Dinning,

        Julius Gaudio,

        Lou Salkind,

        Stuart Steckler, and

        Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L. P. and general partner or managing member of other entities, any which in turn may be acting for itself or other entities) all documents, certificates, instruments, statement, other filings, and amendments to the forgoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: February 24, 2004

DAVID E. SHAW, as President of
D. E. Shaw & Co., Inc.
/s/David E. Shaw
New York, New York

                               POWER OF ATTORNEY
                              FOR CERTAIN FILINGS
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


I, David E. Shaw, hereby make, constitute and appoint each of:

        Anne Dinning,

        Julius Gaudio,

        Lou Salkind,

        Stuart Steckler, and

        Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co. II, Inc. (acting for itself and as the managing member of D. E. Shaw & Co., L.L.C., which in turn may be acting for itself or as the managing member of other companies) all documents, certificates, instruments, statement, other filings and amendments to the forgoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution and delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date:  February 24, 2004

DAVID E. SHAW, as President of
D. E. Shaw & Co. II, Inc.
/s/David E. Shaw
New York, New York